                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. 2      )*

                           Geotek Communications, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  373654-10-2
                       -----------------------------------
                                 (CUSIP Number)

   James I. Edelson, 511 Fifth Avenue, New York, N.Y. 10017 (212) 551-8881
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 4, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 1 of 30 Pages

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  2  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RDC-Rafael Development Corporation Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,857,528
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,857,528
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,857,528
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  3  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DEP Technology Holdings Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,857,528
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,857,528
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,857,528
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  4  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PEC Israel Economic Corporation
     EIN 13-1143528
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     NOT APPLICABLE

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Maine

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,981,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,981,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,981,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  5  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DIC Loans Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             5,000
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         5,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         5,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Less than 0.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  6  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Discount Investment Corporation Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,862,528
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,862,528
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,862,528
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  7  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Elron Electronic Industries Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,857,528
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,857,528
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,857,528
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  8  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     IDB Development Corporation Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,986,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,986,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,986,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  9  of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     IDB Holding Corporation Ltd.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,986,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,986,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,986,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  10 of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Raphael Recanati
     Social Security No. ###-##-####

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           /X/
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,986,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,986,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,986,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  11 of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jacob Recanati

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,986,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,986,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,986,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  12 of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Leon Recanati

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,986,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,986,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,986,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No. 373654-10-2                                       Page  13 of 30 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Judith Yovel Recanati

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                 (b)  /X/

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
   PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Israel

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                           -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY             2,986,306
OWNED BY EACH       ------------------------------------------------------------
 REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH               -0-
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                         2,986,306
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,986,306
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             / /
   CERTAIN SHARES

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         4.99%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                         IN

--------------------------------------------------------------------------------

           Capitalized terms used in this Amendment No. 2 without definition are defined in this Statement on Schedule 13D, as previously filed.

          Item 5 of this Statement on Schedule 13D is hereby supplemented as follows:

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Geotek has advised the Reporting Persons that there were 59,659,509 shares of Common Stock outstanding on October 31, 1996. The percentages of Common Stock set forth in this Amendment No. 2 to Schedule 13D are based on 59,780,418 shares, representing the total of 59,659,509 shares outstanding on October 31, 1996 and the 120,909 shares which are issuable upon conversion of PEC's shares of the Series N Preferred Stock and exercise of PEC's Warrant.

          As of December 4, 1996, various of the Reporting Persons shared the power to vote and dispose of up to 2,986,306 shares of Common Stock, or approximately 4.99% of the shares of Common Stock. As of such date, the Reporting Persons ceased to own at least 5% of the Common Stock. As of such date, RDC beneficially owned 2,857,528 shares of Common Stock, or approximately 4.8% of the shares of Common Stock. In addition, as of such date, DIC Loans directly owned 5,000 shares of Common Stock (which was less than 0.1% of the Common Stock) and PEC may be deemed to have owned directly 123,778 shares of Common Stock, or 0.2% of the shares of Common Stock.

          The following table sets forth the sales of shares of Common Stock made by RDC during the 60 day period ended on December 4, 1996. All such sales were made in the over-the-counter market. A total of 46,000 shares of Common Stock were sold for an aggregate price of $361,813 (excluding commissions).


                                                  Page 14 of 30 pages

       Date of              Number of               Price
     Transaction           Shares Sold            Per Share
     -----------           -----------            ---------

     October 7, 1996           5,000              $ 8.5000
     October 8, 1996           5,000                8.6250
     October 11, 1996          5,000                8.7500
     December 3, 1996         11,000                7.1250
     December 4, 1996          5,000                7.1875
                               5,000                7.3750
                               5,000                8.0000
                               5,000                8.2500

          Except as aforesaid, none of the Reporting Persons purchased or sold any shares of Common Stock during the 60 day period ended on December 4, 1996.

          As of December 4, 1996, DEP, by reason of its ownership interest in RDC, and Elron, by reason of its ownership interest in DEP, shared the power to vote and dispose of 2,857,528 shares of Common Stock. As of such date, DIC, by reason of its ownership interests in DEP and DIC Loans, shared the power to vote and dispose of 2,862,528 shares of Common Stock. As of such date, PEC, by reason of its ownership interest in DEP, its ownership of 2,869 shares of Common Stock and its deemed ownership of 120,909 shares of Common Stock, shared the power to vote and dispose of 2,981,306 shares of Common Stock. As of such date, IDB Development, by reason of its ownership interests in PEC and DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 2,986,306 shares of Common Stock.

          As reflected on the Schedules hereto, information provided to the Reporting Persons indicates that as of December 4, 1996, the executive officers and directors of IDB Holding, IDB Development, PEC, DIC, Elron, DIC Loans, DEP and RDC (other than persons who are Reporting Persons) owned an aggregate of 10,900 shares of Common Stock. In addition, RDC has granted Ruben Krupick, its President, an option to purchase from it 35,000 shares of Common Stock, exercisable for nominal consideration at any time from July 1, 1996 through June 30, 1999, and an option to purchase from it 15,000 shares of Common stock, exercisable for $7.00 per share at any time from July 8, 1996 through July


                                                  Page 15 of 30 pages

8, 1999. To the best of the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons purchased or sold any shares of Common Stock during the 60 day period ended December 4, 1996.

          Item 7 of this Statement is amended as follows:

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Schedules A, B, C,  Name, citizenship, business address, present
D, E and F          principal occupation and employer of executive officers and directors of (i) IDB Holding, (ii) IDB Development,
                    (iii) PEC, (iv) DIC and DIC Loans, (v) Elron and (vi) RDC.



                                                  Page 16 of 30 pages

SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this amendment to the Statement is true, complete and correct.

December 16, 1996   RDC-Rafael Development Corporation Ltd.
                    DEP Technology Holdings Ltd.
                    PEC Israel Economic Corporation
                    DIC Loans Ltd. (formerly named Albar Finance and Leasing Ltd.)
                    Discount Investment Corporation Ltd.
                    Elron Electronic Industries Ltd.
                    IDB Development Corporation Ltd.
                    IDB Holding Corporation Ltd.
                    Raphael Recanati
                    Jacob Recanati
                    Leon Recanati
                    Judith Yovel Recanati

               By:  PEC Israel Economic Corporation

               By:  /s/ JAMES I. EDELSON
                    ------------------------------------------------------------
                    James I. Edelson, Executive Vice President of PEC Israel Economic Corporation for itself and on behalf of RDC-Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., DIC Loans Ltd. (formerly named Albar Finance and Leasing Ltd.), Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Raphael Recanati, Jacob Recanati, Leon Recanati and Judith Yovel Recanati pursuant to the agreements annexed to the Schedule 13D.





                                                  Page 17 of 30 pages

                                   Schedule A

            (Information provided as of December 4, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
              Executive Officers, Directors and Persons Controlling
                        IDB Holding Corporation Ltd. (1)
                                    ("IDBH")
               The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

      (citizenship the same as country of residence unless otherwise noted)

                                                Principal
Name and Address         Position               Occupation
----------------         --------               ----------

Raphael Recanati         Chairman of the        Chairman of the Board and
The Tower                Board and Managing     Managing Director of IDBH,
3 Daniel Frisch Street   Director               President of Finmar
Tel Aviv, Israel                                Equities Co. (Shipping
                                                and Finance) (2)

Arie Carasso             Director               Joint Managing Director
26 Rival Street                                 of Moise Carasso Sons Ltd.
Tel Aviv, Israel                                (3)

Haym Carasso             Director               Joint Managing Director
26 Rival Street                                 of Moise Carasso Sons Ltd.
Tel Aviv, Israel                                (4)

Joseph Ciechanover       Director               President, Atidim-Etgar
1 Hashikma Street                               Nihul Kranot B.M. (General
Savyon, Israel                                  Partner, Investments)
                                                and Chairman of the Board of
                                                El Al Israel Airlines Ltd.
                                                Ltd. (5)

Eliahu Cohen             Chairman of the        Joint Managing Director
The Tower                Executive Committee    of IDB Development (6)
3 Daniel Frisch Street
Tel Aviv, Israel

William M. Davidson      Director               Chief Executive Officer
2300 Harmon Road                                of Guardian Industries
Auburn Hills, Michigan                          Corporation

Gideon Dover             Director               Director of Companies
4 Uri Street
Tel Aviv, Israel


                                                  Page 18 of 30 pages

                                                Principal
Name and Address         Position               Occupation
----------------         --------               ----------

Arnon Gafny              Director               Economist
55 Moshe Kole Street
Jerusalem, Israel

Chaim Herzog             Director               Director of Companies (7)
Beth Ammot Mishpat
8 Shaul Hamelech Blvd.
Tel Aviv, Israel

Hermann Merkin           Director               Member of the New York
415 Madison Avenue                              Stock Exchange, Inc.
New York, New York                              and the American Stock
                                                Exchange, Inc.(8)

Raphael Molho            Director               Director of Companies
22 Ibn Gvirol Street                            (9)
Jerusalem, Israel

Jacob Recanati           Director               Managing Director of
3 Habankim Street                               El-Yam Ships Ltd.
Haifa, Israel

Leon Recanati            Joint Managing         Joint Managing Director
The Tower                Director               of IDBH (10)
3 Daniel Frisch Street
Tel Aviv, Israel

Oudi Recanati            Joint Managing         Joint Managing Director
Yahalom Tower            Director               of IDBH (11)
3A Jabotinsky Street
Ramat Gan, Israel

Meir Rosenne             Director               Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor               Director               Managing Director of
14 Beth Hashoeva Lane                           Discount Investment
Tel Aviv, Israel                                Corporation Ltd. (12)

Judith Yovel Recanati                           Housewife
64 Kaplan Street
Herzliya, Israel


                                                  Page 19 of 30 pages

                                                  Principal
Name and Address         Position                 Occupation
----------------         --------                 ----------
Dalia Lev                Director                 Joint Managing Director
The Tower                                         of IDB Development (13)
3 Daniel Frisch Street
Tel Aviv, Israel

Rina Cohen               Controller               Controller of IDBH (14)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

Arthur Caplan*           Secretary                Secretary of IDBH
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson         U.S. Resident            Executive Vice President,
511 Fifth Avenue         Secretary                Secretary and General
New York, New York                                Counsel of PEC Israel
                                                  Economic Corporation

(1) As of December 4, 1996, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned 71.54% of the outstanding shares of IDB Development Corporation Ltd. As of December 4, 1996, companies controlled by Raphael Recanati, Jacob Recanati, Leon Recanati and Judith Yovel Recanati held in the aggregate approximately 52.5% of the voting power and equity of IDB Holding Corporation Ltd.

(2) Mr. Raphael Recanati is Chairman and Managing Director of IDB Development and Chairman of DIC and PEC.

(3)  Mr. Arie Carasso is a Director of IDB Development.

(4)  Mr. Haym Carasso is a Director of DIC.

(5)  Mr. Joseph Ciechanover is a Director of IDB Development and PEC.

(6)  Mr. Cohen is a Director of DIC and PEC.

(7)  Mr. Herzog owns 500 shares of Common Stock of Geotek.

(8) Mr. Merkin is a Director of DIC and PEC and owns 10,000 shares of Common Stock of Geotek.

(9)  Mr. Molho is a Director of IDB Development.

                                                  Page 20 of 30 pages

(10) Mr. Leon Recanati is a Director of IDB Development, DIC and Elron.

(11) Mr. Oudi Recanati is a Director of IDB Development, DIC and PEC.

(12) Mr. Tadmor is a Director of IDB Development, Elron and DEP, Managing Director of DIC Loans and Chairman of RDC.

(13) Mrs. Lev is a Director of DIC and Controller of PEC resident in Israel.

(14) Mrs. Cohen is Controller of IDB Development.

*    Mr. Caplan is a dual citizen of Israel and Great Britain.

          Based on information provided to the Reporting Persons, except as previously disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.


                                                  Page 21 of 30 pages

                                   Schedule B

            (Information provided as of December 4, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
     Executive Officers and Directors of IDB Development Corporation Ltd.
               who are not Executive Officers or Directors of IDBH


   Address is: The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                          (citizenship is Israel)

Name and Address         Position                 Principal Occupation
----------------         --------                 --------------------

Abraham Ben Joseph       Director                 Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel


Haim Erez                Director                 Director of Companies
Yahalom Tower
3A Jabotinsky Street
Ramat Gan, Israel


Yair Hamburger           Director                 Chairman and Managing
29 Derech Haganim                                 Director of
Kfar Shmaryahu, Israel                            Harel Hamishmar
                                                  Investments Ltd.

Michael Levi             Director                 President, Nilit, Ltd.
Textile Fashion Ctr.
2 Kaufman Street
Tel Aviv, Israel

David Leviatan           Director                 Director of Companies
18 Mendele Street
Herzliya, Israel


Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.


                                                  Page 22 of 30 pages

                                   Schedule C

            (Information provided as of December 4, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
                  Executive Officers and Directors of PEC who
                 are not Executive Officers or Directors of IDBH

Address is:    PEC Israel Economic Corporation
               511 Fifth Avenue, New York, NY 10017

             (citizenship is United States, unless otherwise noted)

Name and Address              Position          Principal Occupation
----------------              --------          --------------------

Robert H. Arnow               Director          President, Swig, Weiler and
1114 Ave. of the Americas                       Arnow Mgt. Co., Inc.,
New York, New York                              Real Estate

Roger Cukierman               Director          Chief Executive Officer,
(citizen of France)                             La Compagnie Financiere
47 rue du Faubourg                              Edmond de Rothschild Banque
Saint Honore 75008
Paris, France

Alan S. Jaffe                 Director          Partner, Proskauer Rose Goetz
1585 Broadway                                   Mendelsohn, Attorneys
New York, New York

Frank J. Klein                President         President of PEC (1)
511 Fifth Avenue              and Director
New York, New York

Harvey M. Meyerhoff           Director          Chairman, Magna Holdings, Inc.,
25 South Charles St.                            Investments
Baltimore, Maryland

Alan S. Rosenberg             Director          Private Investor
1585 Broadway
New York, New York

Richard S. Zeisler            Director          Private Investor
980 Fifth Avenue
New York, New York





                                                  Page 23 of 30 pages

Name and Address              Position          Principal Occupation
----------------              --------          --------------------

William Gold                  Treasurer         Treasurer of PEC
511 Fifth Avenue
New York, New York


---------------
(1)  Mr. Klein is a director of RDC, DEP and Elron.

Based upon information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                  Page 24 of 30 pages

                                   Schedule D

            (Information provided as of December 4, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
                      Executive Officers and Directors of
                  Discount Investment Corporation Ltd. ("DIC")
                         and DIC Loans Ltd.("DIC Loans")
               who are not Executive Officers or Directors of IDBH

               Address is: 14 Beth Hashoeva Lane, Tel Aviv, Israel
                 (citizenship is Israel, unless otherwise noted)

Name and Address            Position             Principal Occupation
----------------            --------             --------------------

Dr. Michael Anghel          Director and         Senior Manager of DIC (2)(3)
4 Affter Street             Senior Manager (1)
Tel Aviv, Israel


Gideon S. Erhard            Director and         Senior Manager of DIC (2)
7 Yair Street               Senior Manager (1)
Ramat Hasharon, Israel


Jacob Eshel                 Director and         Senior Manager of DIC (2)
9 Berdichevsky Street       Senior Manager (1)
Givataim, Israel


Leon (Lenny) Recanati       Director and         Senior Manager of DIC (2)
77 Shalva Street            Senior Manager (1)
Herzliya Pituach, Israel


Joseph J. Boock *           Director and         Finance Manager of DIC
47A Nordau Street           Finance Manager (1)
Herzliya B, Israel


Prof. Se'ev Neuman          Director             Lecturer at Tel Aviv
3A Kashani Street                                University
Tel Aviv, Israel


Moshe Porath                Director             Attorney
28 Ahavat Zion Street
Tel Aviv, Israel


                                                  Page 25 of 30 pages

Name and Address            Position             Principal Occupation
----------------            --------             --------------------

Amos Bankirer               Controller (1)       Controller of DIC
1 Zaelim Street
Ramat Gan, Israel

Shlomo Cohen**              Legal Counsel and    Legal Counsel and
14 Beth Hashoeva Lane       Secretary (1)        Secretary of DIC
Tel Aviv, Israel



(1)  Holds the same position or positions with DIC Loans.

(2)  Messrs. Anghel, Erhard, Eshel and Recanati are each a Director of Elron.

(3)  Dr. Anghel is a Director of RDC.


*    Mr. Boock is a dual citizen of Israel and New Zealand.
**   Mr. Cohen is a dual citizen of Israel and Great Britain.



Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                  Page 26 of 30 pages

                                   Schedule E

            (Information provided as of December 4, 1996 in response
                      to Items 2 through 6 of Schedule 13D)
                      Executive Officers and Directors of
                   Elron Electronic Industries Ltd. ("Elron")
                 who are not Executive Officers or Directors of
                        IDBH, IDB Development, PEC or DIC

       Address is:  Advanced Technology Center, P.O.B. 1573, Haifa, Israel
                            (citizenship is Israel).

                                                    Principal
Name and Address                 Position           Occupation
----------------                 --------           ----------

Uzia Galil                       Chairman of the    Chairman of the Board
Advanced Technology Center       Board and Chief    and Chief Executive
P.O.B. 1573                      Executive Officer  Officer of Elron (1)
Haifa, Israel

Aviezer Chelouche                Director           Chief Executive Officer
46 Beeri Street                                     of Modiin Energy Limited
Tel Aviv, Israel                                    Partnership

Emmanuel Gill                    Director           President and Chief
Advanced Technology Center                          Executive Officer of
P.O.B. 539                                          Elbit Ltd. and Elbit
Haifa, Israel                                       Medical Imaging Ltd. and
                                                    Chairman of the Board of
                                                    Elbit Medical Imaging Ltd.
                                                    and Elbit Systems Ltd.

Yitzhak Modai                    Director           Economic Consultant,
Beit-Amot Michpat                                   Former Minister of
8 Shaul Hamelech Blvd.                              Finance of Israel
Tel Aviv, Israel

Dr. Abraham (Abe) Peled          Director           Chief Executive Officer
6 Kiryat Mada Street                                of News Datacom Ltd.
Har Hotzvim, P.O.B. 23012
Jerusalem, Israel

Prof. Eliezer Schlifer           Director           Professor of Economics
58 Shvedia Street                                   and Business Administration
Haifa, Israel                                       at Haifa University


                                                  Page 27 of 30 pages

                                                    Principal
Name and Address                 Position           Occupation
----------------                 --------           ----------

Dr. Jacov (Koby) Ben-Zvi         Senior Vice        Senior Vice
Advanced Technology Center       President,         President,
P.O. Box 1573                    Business           Business
Haifa, Israel                    Development        Development (2)

Abraham Peri                     Vice President,    Vice President,
Advanced Technology Center       Technologies       Technologies
P.O.B. 1573
Haifa, Israel

Arie Amit                        Vice President,    Vice President,
Advanced Technology Center       Information        Information
P.O.B. 1573                      Technology         Technology
Haifa, Israel

Doron Birger                     Vice President,    Vice President,
Advanced Technology Center       Finance, and       Finance, and Corporate
P.O.B. 1573                      Corporate          Secretary
Haifa, Israel                    Secretary

(1)  Mr. Galil is a director of RDC and DEP.
(2)  Mr. Ben-Zvi is a director of RDC.

Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                  Page 28 of 30 pages

                                   Schedule F

                  (Information provided as of December 4, 1996
                in response to Items 2 through 6 of Schedule 13D)

                      Executive Officers and Directors of
                 RDC-Rafael Development Corporation Ltd. ("RDC") who are not Executive Officers or Directors of
                    IDBH, IDB Development, PEC, DIC and Elron

              Address is:  14 Beth Hashoeva Lane, Tel Aviv, Israel
                             (citizenship is Israel)

Name and Address                 Position           Principal Occupation
----------------                 --------           --------------------

Ruben Baron                      Director           President of
14 Nurit Street                                     Galram Technology
Haifa, Israel                                       Industries Ltd. (1)

Yitzhak Gat                      Director           President of Rafael
41 Aya Street                                       Armament Development
Neve Rom                                            Authority
Ramat Hasharon, Israel

Dr. Eli Ofer                     Director           Head of Electric System
83 Hagdud Ha'ivri Street                            Division of Rafael
Kiryat Haim, Israel                                 Armament Development
                                                    Authority

Shmuel Levi                      Director           Vice President -
14 Hanita Street                                    Finance, Rafael
Naharia, Israel                                     Armament Development
                                                    Authority

Ruben Krupick                    President          President of
14 Beth Hashoeva Lane                               RDC
Tel Aviv, Israel

Zvi Ben David                    Vice President     Vice President
14 Beth Hashoeva Lane            and Chief          and Chief
Tel Aviv, Israel                 Financial Officer  Financial Officer of RDC


                                                  Page 29 of 30 pages

Name and Address                 Position           Principal Occupation
----------------                 --------           --------------------
Alon Zelzion                     Vice President -   Vice President -
14 Beth Hashoeva Lane            Business           Business
Tel Aviv, Israel                 Development        Development of RDC

(1)  Mr. Baron owns 400 shares of Common Stock of Geotek.

     Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgement, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                  Page 30 of 30 pages